ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230

MATERIAL FACT

ITAÚ UNIBANCO HOLDING S.A. informs its stockholders that its Board of Directors has approved, at the meeting held on this date, the payment of interest on capital to stockholders ("IOC") in the amount of R$0.27298 per share, with income tax withholding at a rate of 15%, resulting in net interest of R$0.232033 per share, except for the corporate stockholders able to prove that they are immune or exempt from such withholding, which will be made until April 30, 2025. The calculation will be based on the final stockholding position recorded on September 19, 2024, with their shares traded "ex-rights" starting September 20, 2024.

For further information, please visit on www.itau.com.br/investor-relations as follows: Menu > Investor Services > Contact IR.

São Paulo (SP), August 29, 2024.

GUSTAVO LOPES RODRIGUES
Investor Relations Officer

Note: The amounts paid per share as interest on capital are the same for common (ITUB3) and preferred (ITUB4) shares.